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October 14, 2008
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	SAP AG Form 20-F for the Fiscal Year Ended December 31, 2007 Filed April 2, 2008 Forms 6-K Filed April 30, 2008, May 15, 2008 and August 14, 2008 File No. 001-14251
Dear Ms. Collins,
By letter dated September 26, 2008, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to SAP AG, (SAP or the Company) in response to SAP’s Form 20-F for the fiscal year ended December 31, 2007 filed April 2, 2008 (Form 20-F) and Forms 6-K filed April 30, 2008 and May 15, 2008 and August 14, 2008 (Forms 6-K). For your convenience we have reproduced in italics below the comments in the September 26, 2008 letter followed by the Company’s responses thereto.
December 31, 2007 Form 20-F
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-10
1. We note your response to our prior comment 1 where you state that whenever contract pricing in a support arrangement is below your established VSOE rate, the Company defers software revenue based on the “difference between the rate stated in the contract and the VSOE of fair value rate established” under the procedures outlined in your response and recognize the deferred amount as support revenue over the support period. Please explain further this policy and provide an example of its application. In this regard, please clarify that in addition to deferring the difference between the contractually stated rate and the established VSOE rate, the Company also defers the rate stated in the contact. In other words, please clarify whether your policy for arrangements that fall outside of the VSOE range is to defer support services based on the established VSOE rate. In addition, tell us whether you intended on referring to “software revenue” in your response. Also, for those arrangements whose contractually stated renewal rates fall within the narrow range, tell us whether defer support services based on the renewal rates stated in the contract or the VSOE rate established based on the procedures described in your response.

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In the following we explain how we account for a multiple-element arrangement consisting solely of
a.	Perpetual software license and related support if the contractual maintenance rate equals the respective VSOE

b.	Perpetual software license and related support if the contractual maintenance rate is below the respective VSOE
a.	Sale of perpetual software license and related support if the contractual maintenance rate equals the respective VSOE
Assuming all revenue recognition criteria stipulated in SOP 97-2 are met, we defer a portion of the total contractual fee that equals the contractual support fee (which itself equals the VSOE of the support service established under the procedures outlined in our response number 1 from our letter dated September 15, 2008). The deferral is reversed and recognized ratably as support revenue over the contractual maintenance term. We apply the residual method and recognize the remaining fee as software revenue, assuming all revenue recognition criteria stipulated in SOP 97-2 are met.
Example 1:
SAP sells to a customer a perpetual standard software license plus one year of software support. The contractual software fee is €1 million; the contractual annual support fee is €0.17 million. The VSOE established for the annual support service is “17 % of the software fee”. All revenue recognition criteria are met except that the software support services have not yet been provided.
The contractual support fee equals VSOE. SAP therefore defers the contractual support fee of €0.17 million and recognizes this deferred amount as support revenue ratably over the one year contractual support term. The remaining €1 million of the total contractual fee is recognized immediately as software revenue.
b.	Sale of perpetual software license and related support if the contractual maintenance rate is below the respective VSOE
Assuming all revenue recognition criteria stipulated in SOP 97-2 are met we defer both,
(i)	the total contractual fee that equals the contractual support fee and

(ii)	a portion of the software fee that equals the difference between the contractual support fee and the VSOE for the support service (as established under the procedures outlined in our response number 1 from our letter dated September 15, 2008) for the expected life of the support service.
The deferral (i) is reversed and recognized ratably as support revenue over the contractual maintenance term. The deferral (ii) is reversed and recognized ratably as support revenue over the expected life of the maintenance contract. We apply the residual method and recognize the remaining fee as software revenue, assuming all revenue recognition criteria stipulated in SOP 97-2 are met.
Example 2:
SAP sells to a customer a perpetual standard software license plus one year of software support. The contractual software fee is €1 million; the contractual support fee is €0.15 million. The VSOE established for the annual support service is “17% of the software fee”. The expected life of the support arrangement is 5 years, which is based on the expected useful life of the software (i.e. the support arrangement is expected to renew after the initial one year term for in aggregate another 4 years). All revenue recognition criteria are met except that the software support services have not yet been provided.
Because the annual support renewal options in years two through four are below our VSOE rate, SAP considers the discount on future renewal options to be a more-than-insignificant discount pursuant to TPA 5100.50. SAP therefore defers €0.25 million, which represents year one bundled support at the VSOE rate (€0.17 million) plus

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the incremental discount per year for an assumed additional four years (€0.02 million × 4 years = €0.08 million).
From this deferral SAP recognizes in support revenue €0.17 million ratably over the first year and €0.08 million ratably over years two through five. Consequently and assuming renewals of the support arrangement at the 15% contractual rate in years two through five, the yearly support revenue that will be recognized in years two through five will also equal €0.17 million (= €0.15 million contractual annual support fee plus €0.02 million incremental discount per year).
The remaining €0.9 million of the total contractual fee is recognized immediately as software revenue.
In addition, tell us whether you intended on referring to “software revenue” in your response.
In our response from September 15, 2008 we wrote:
“Whenever contract pricing in a support arrangement is below the VSOE of fair value rate established under the procedures outlined above, we defer software revenue based on the difference between the rate stated in the contract and the VSOE of fair value rate established under the procedures outlined above and recognize that deferred amount as support service revenue over the period the support services are provided”.
Our reference to “software revenue” in this phrase was not clear. We meant to say “software fee” in reference to the portion of the contractual software fee that was allocated to the undelivered maintenance element since that element was priced below VSOE. We believe example 2 above clarifies our accounting when annual support services are priced at a rate that is below our VSOE.
Also, for those arrangements whose contractually stated renewal rates fall within the narrow range, tell us whether you defer support services based on the renewal rates stated in the contract or the VSOE rate established based on the procedures described in your response.
As outlined in our response number 1 in our September 15, 2008 letter, and as the examples 1 and 2 above illustrate, we defer revenue based on the VSOE rate established for the support services whenever the contractual support fee equals or is below VSOE. This applies regardless of whether the below VSOE contractual rate is within or outside the narrow range. Thus even if the contractual support rate is only slightly below VSOE (e.g. a contractual support rate of 16.8% for a support service with a VSOE of 17%) we record deferrals as outlined in Example 2 above.
In contrast, if the contractual support fee is above the VSOE rate established based on the procedures described in our response number 1 in our September 15, 2008 letter, we defer revenue based on the contractual rate, again regardless of whether the above VSOE contractual rate is within or outside the narrow range. We do not recognize additional software revenue for the difference between the contractual support fee and VSOE when the contractual support fee exceeds VSOE as we consider this amount to be contingent revenue pursuant to paragraph 14 of SOP 97-2.
Example 3:
SAP sells to a customer a perpetual standard software license plus one year of software support. The contractual software fee is €1 million and the contractual annual support fee is €0.20 million. The VSOE established for the annual support service is “17 % of the software fee”. All revenue recognition criteria are met except that the support services have not yet been provided.
The contractual annual support fee is higher than VSOE. SAP therefore defers the contractual annual support fee of €0.20 million and recognizes this amount as support revenue ratably over the one year contractual support term. The remaining €1 million of the total contractual fee is recognized immediately as software revenue.

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Forms 6-K Filed April 30, 2008, May 15, 2008 and August 14, 2008
2. We have reviewed your response to our prior comment 4 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented. Consequently, we believe it should be removed.
In response to your request, going forward we will remove any reference to non-GAAP financial information and the related U.S. GAAP to non-GAAP reconciliation from the face of our consolidated income statement. Whenever we provide non-GAAP financial information in future furnished Form 6-K’s, we will provide a reconciliation of our U.S. GAAP to non-GAAP financial information in a separate schedule appropriately titled “Reconciliations from U.S. GAAP Numbers to Non-GAAP Numbers.”
If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Peter Harwich at 212 610 6471.

Very truly yours, Dr. Christoph Hütten Chief Accounting Officer SAP AG

Cc:	Dr. Werner Brandt, SAP AG Michael Junge, SAP AG Peter Harwich, Allen & Overy LLP